SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                               For 14 December, 2004


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


          Bank of Ireland announces appointment of Governor-Designate


Bank of Ireland is pleased to announce today the appointment of Richard Burrows as Governor-Designate. He will take up the position of Governor at the end of the Annual General Court meeting in July 2005 in succession to Laurence Crowley whose term expires at that stage.

A member of the Court since 2000, Richard Burrows has been Deputy Governor since October 2002 and Senior Independent Director since February 2003.

A chartered accountant by profession, Richard Burrows (58) is joint Managing
Director of Pernod Ricard S.A. and Chairman of Irish Distillers Group Limited.
He is a former President of IBEC, the Irish Business and Employers
Confederation.

Speaking at the announcement the Governor, Laurence Crowley said: "I am very pleased that Richard Burrows will succeed me as Governor. He has made a significant contribution to the deliberations of the Court since joining in 2000 and I am confident that he will provide excellent leadership to the Court as Governor."

14 December 2004

Ends

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Contact:

Dan Loughrey, Head of Group Corporate Communications             353 1 604 3833
Fiona Ross, Head of Group Investor Relations                     353 1 604 3501
Anne Mathews, Media Relations Manager                            353 1 604 3836




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 14 December, 2004